UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURTIES EXHANGE ACT OF 1934

|X| **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

OR

| | **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______________ to ____________

Commission File Number 333-76438

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AGERE SYSTEMS INC. MANAGEMENT 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AGERE SYSTEMS INC.
1110 AMERICAN PARKWAY NE
ALLENTOWN, PENNSYLVANIA 18109

AGERE SYSTEMS INC.
MANAGEMENT 401(k) PLAN

TABLE OF CONTENTS

*Other schedules included in Section 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA are omitted because they are not required

MARGOLIS & COMPANY P.C.
Certified Public Accountants and Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and the Participants of
Agere Systems Inc. Management 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Agere Systems Inc. Management 401(k) Plan (the Plan) as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Agere Systems Inc. Management 401(k) Plan as of December 31, 2005 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the schedule of assets held for investment purposes at end of year at December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The information in the schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolis & Company P.C.
Certified Public Accountants

Bala Cynwyd, PA
June 26, 2006

401 E. City Avenue Suite 600 Bala Cynwyd, PA 19004
Tel: (01) 610-667-6250 Fax: (01) 610-668-8220

41 University Drive Suite 400 Newtown, PA 18940
Tel: (01) 215-968-5081 Fax: (01) 267-757-8742

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and the Participants of
the Agere Systems Inc. Management 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the Agere Systems Inc. Management 401(k) Plan (the Plan) as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
June 20, 2005

AGERE SYSTEMS INC.
MANAGEMENT 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004
(dollars in thousands)

	December 31,	
	2005	2004
ASSETS:		
Investment in the Master Trust	$ 530,552	$ 535,455
Participant loans	2,115	2,342
Total investments	532,667	537,797
Receivables:		
Employer's contributions	548	584
Participants' contributions	1,924	1,932
Total receivables	2,472	2,516
Total assets	535,139	540,313
Net assets available for benefits	$ 535,139	$ 540,313

The accompanying notes are an integral part of these financial statements.

AGERE SYSTEMS INC.
MANAGEMENT 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 (dollars in thousands)

	December 31, 2005	2004
Additions to net assets attributed to:		
Investment income:		
Plan interest in Agere Systems Inc. 401(k) Master Trust investment income	$ 32,593	$ 19,301
Interest on participant loans	105	120
Total investment income	32,698	19,421
Contributions:		
By participants	27,564	28,082
By employer	7,253	8,345
Total contributions	34,817	36,427
Total additions	67,515	55,848
Deductions from net assets attributed to:		
Benefits paid to participants	72,901	57,654
Administrative expenses	12	154
Total deductions	72,913	57,808
Net decrease before net transfers from other plans	(5,398)	(1,960)
Net transfer of assets from other plans	224	906
Net decrease	(5,174)	(1,054)
Net assets available for benefits:		
Beginning of year	540,313	541,367
End of year	$ 535,139	$ 540,313

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION

The following brief description of the Agere Systems Inc. Management 401(k) Plan (the "Plan" or "ASMP") provides only general information. For a complete description of the Plan, participants should refer to the plan document. The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), is intended to satisfy all the requirements of a qualified retirement plan under §401(a) of the Internal Revenue Code ("IRC") and incorporates changes to plan qualification requirements under IRC §401(a) that were made by the Economic Growth and Tax Relief Reconciliation Act of 2001.

GENERAL

The Plan is a defined contribution plan established, as of January 1, 2002, by Agere Systems Inc. ("Agere" or the "Company") to provide a convenient way for U.S. management employees to save for retirement on a regular and long-term basis. The assets of the Plan are held in a trust (the "Master Trust") managed by Fidelity Management Trust Company (the "Trustee"). The Master Trust consists of the assets of the ASMP and the Agere Systems Inc. Represented 401(k) Plan.

ELIGIBILITY

An eligible employee (generally a full-time or part-time employee, as defined in the Plan document, who is not covered by a collective bargaining agreement) enters the Plan by authorizing a payroll contribution and directing the contribution among various investment options or by rolling over a balance from another qualified plan or individual retirement account.

INVESTMENTS

As of December 31, 2005, participants can direct their contributions among thirteen different investment options of the Master Trust.

A description of each investment option follows:

The Fidelity Diversified International Fund is a growth mutual fund that invests internationally. Primarily, it invests in common stocks of foreign companies.

The Goldman Sachs Collective Trust – Structured Small Cap Fund is a small cap bank collective fund available for qualified ERISA plans. The fund invests, under normal circumstances, at least 90% of its total assets in equity securities of U.S. issuers, including foreign issuers that are traded in the United States.

The BlackRock Core Bond Total Return Portfolio invests mainly in investment grade bonds with maturities from five to fifteen years. Some of the bond categories are United States Treasuries, asset-backed securities, and corporate bonds.

The Vanguard US Growth Fund invests mainly in stocks of large-capitalization United States companies with strong growth and reasonable financial strength.

The Equity Index Fund invests primarily in stocks that comprise the Russell 3000 Index in proportion to their weighting in the index.

The Agere Stock Fund invests primarily in common stock of Agere as well as some short-term investments for liquidity purposes. This fund is open to employee contributions and also holds Company matching contributions which are made in company stock. Ownership is measured in units of the fund instead of shares of stock.

The Fidelity Equity – Income Fund is a mutual fund normally investing at least 65% of total assets in income-producing equity securities.

The Fidelity Managed Income Portfolio II Fund is a common/collective trust that invests in investment contracts offered by major insurance companies and in certain types of fixed income securities.

The Fidelity Freedom Funds are asset allocation mutual funds invested in a combination of underlying Fidelity stock, bond and money market funds. They include: Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund and Fidelity Freedom 2040 Fund, where the year represents the target retirement horizon year. The Fidelity Freedom Income Fund is designed for those who are already retired. The allocation strategy among the underlying funds contained in each Fidelity Freedom Fund is based on the number of years until the Freedom Fund's target retirement date, and becomes more conservative over time so participants can stay with the same fund before and after retirement.

The Fidelity Real Estate Investment Fund primarily invests in equity securities of companies principally engaged in the real estate industry. The fund may invest in securities of domestic and foreign issuers.

Fidelity Brokerage Link is a self-directed brokerage account within the ASMP. Participants can invest in stocks, corporate bonds, mutual funds, United States Treasury securities, mortgage-backed securities, and other investments permitted by the ASMP. The brokerage account is provided through Fidelity Brokerage Services LLC, but the investment decisions are made solely by the participant.

The Pimco High Yield Administration Fund is a fixed income mutual fund. PIMCO focuses its investments on the relatively higher-quality securities within the "junk bond" ratings.

The Vanguard Inflation-Protected Securities Institutional Fund is a mutual fund that invests primarily in inflation-indexed bonds issued by the U.S. government, its agencies and instrumentalities, and corporations.

The following funds were available until May 2005:

The Agere Class A Stock Fund and the Agere Class B Stock Fund invested primarily in Class A common stock and Class B common stock of Agere as well as some short-term investments for liquidity. In May 2005, the two classes of common stock were reclassified by the Company into a new, single class of common stock. As a result, the Agere Class A Stock Fund and Agere Class B Stock Fund were replaced with a new Agere Stock Fund, into which the assets of the other two funds were transferred. Participants' account values did not change as a result of this transaction.

The following funds were available until December 2005:

The Fidelity Magellan Fund invested in stock and other securities of domestic and foreign issuers. The fund invested in growth or value stocks, or both. Assets in this fund were transferred to the Equity Index Fund.

The JP Morgan Prime Money Market Fund invested in high quality commercial paper and other short-term debt securities. After December 30, 2005, the option closed and the assets invested in this fund were transferred to the Fidelity Managed Income Portfolio II Fund, which has similar investment objectives.

The following fund was available until December 2004:

The Lucent Stock Fund was a closed fund that invested primarily in the common stock of Lucent Technologies, Inc. acquired prior to January 1, 2002, as well as some short-term investments for liquidity purposes. Ownership was measured in units of the fund instead of shares of stock. This fund was liquidated in December 2004, and the assets of the fund were transferred to the JP Morgan Prime Money Fund.

CONTRIBUTIONS

Employees can contribute between 1% and 50% of eligible compensation to the Plan. An employee may designate contributions as pre-tax contributions, after-tax contributions or a combination of pre-tax and after-tax contributions. The IRC limits the maximum amount of an employee's contribution on a pre-tax basis to $14,000 and $13,000 in 2005 and 2004, respectively. Employees who have contributed the maximum in pre-tax contributions and who have reached age 50 before the end of the plan year are eligible to make additional pre-tax catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the IRC ($4,000 and $3,000 in 2005 and 2004 respectively). The Company's fixed matching contribution is 50% of the lesser of the amount actually contributed by the employee or the first 6% of the participant's eligible compensation. The Board of Directors ("Board") of the Company in its sole discretion may authorize an additional Company contribution in an amount which the Board determines is necessary to meet one of two average actual deferral percentage tests for the year. In addition, the Company may make a variable matching contribution of up to 100% of each eligible employee's contribution calculated with respect to compensation in the Company's preceding fiscal year. The variable matching contribution, if any, is determined each year by the Board based on Agere's financial performance. No variable matching contribution shall be made with respect to employee contributions in excess of the first 6% of an employee's compensation. No additional contribution or variable matching contribution has been made for the years ended December 31, 2005 and 2004. The Company's matching contributions are initially invested entirely in the Agere Stock Fund but may be reallocated into any other investment option by the participant. Participants are 100% vested in the contributions to the ASMP including Company matching contributions, plus earnings thereon.

LOANS

Active employees participating in the ASMP may access the funds in their account through the Plan's loan feature. The minimum loan amount is $1,000 and the maximum is the lesser of $50,000 less the highest outstanding loan balance during the previous twelve months, or 50% of the participant's vested account balance less any outstanding loans. Upon default, as defined in the plan document, participants are considered to have received a distribution and are subject to income taxes on the distributed amounts. Interest is charged at the prime rate. Loan terms vary and can be up to 15 years for the purchase of a primary residence.

DISTRIBUTIONS

Participants may withdraw all or part of the value of their account, prior to termination from employment, in accordance with the rules set forth in the plan document. Participants who are at least age 59½ may withdraw their entire account balance without penalty. A participant who separates from service at any time and for any reason other than death is entitled to request and receive the entire amount in the participant's account. However, if the value of the participant's account is $1,000 or less, it will be distributed as soon as practicable, after the participant's termination. Prior to March 28, 2005, the threshold for this distribution was $3,500. A participant who retires or separates from service due to permanent disability may choose to receive a lump sum distribution or discretionary withdrawals of at least $500 each. When a participant dies, the entire amount in the participant's account is distributed in a single payment to the beneficiary of the participant as soon as practicable.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings. Prior to May 1, 2004, each participant's account was also charged with an allocation of administrative expenses. Allocations of earnings and expenses are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

VALUATION OF INVESTMENTS

The assets of the Plan are primarily invested in a Master Trust which is composed of common and collective trust funds, mutual funds, employer securities in the Agere Stock Fund, cash and cash equivalents, and until December 2004, the Lucent Stock Fund. The common and collective trust funds are valued in units by the fund manager based on the fair market value of securities held by the funds. Mutual funds are valued at the quoted net asset value of shares. The Agere Stock Fund is, and the Lucent Stock Fund was, valued in units by the fund manager based on the fair value of securities held by the funds. Cash and cash equivalents are valued at cost, which approximates fair value. Participant loans are not part of the Master Trust and are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on investments held as of the ex-dividend dates. Interest income is recorded on the accrual basis.

USE OF ESTIMATES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

Investments held by the Master Trust are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investment options across thirteen fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Agere Stock Fund and the Lucent Stock Fund, which primarily invest in securities of a single issuer.

3. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 10, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended after receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

4. TERMINATION PRIORITIES

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to terminate, alter, amend, or modify the Plan subject to the provisions of ERISA. In the event of plan termination, the Plan provides that the net assets are to be distributed to participants in amounts equal to their respective interests in such assets.

5. PLAN EXPENSES

The Company is responsible for certain administrative fees for the Plan, notably the cost of issuing Agere stock for matching contributions and performing non-discrimination testing.

Costs associated with plan participation that are paid by participants include: (a) expenses incurred by the various investment funds, including management fees and transaction costs such as brokerage commissions, which expenses are reflected in the net asset value of the investment funds; (b) fees associated with initiating a loan under the Plan, which fees are paid by a participant requesting a loan; (c) fees associated with participation in the self-directed brokerage option in the Plan, which fees are paid by participants utilizing that option; and (d) prior to May 1, 2004, the cost of retaining an outside named fiduciary for the Plan, which cost was deducted from participants' accounts quarterly.

6. PLAN ASSET TRANSFERS

There were transfers between the Plan and the Agere Systems Inc. Represented 401(k) Plan which resulted in net transfers of approximately $224,000 and $80,000 from the Agere Systems Inc. Represented 401(k) Plan during the years ended December 31, 2005 and 2004, respectively.

7. MASTER TRUST INVESTMENTS

The Agere Systems Inc. Represented 401(k) Plan and the Plan have undivided interests in the assets of the Master Trust. Investment income and the Plan's interest in the net assets of the Master Trust are allocated based on the participant balances within each fund for each plan. Investment income allocations will vary between the Plans depending on participant investment elections. The Plan's interest in the Master Trust was 91% and 90%, as of December 31, 2005 and 2004, respectively.

Use of a master trust permits the commingling of various investments for Company-sponsored defined contribution plans. Although assets are commingled in the Master Trust, Fidelity Investments Institutional Operations Company, the Plan Recordkeeper maintains separate records for each plan.

The following represents financial information regarding the net assets and investment income of the Master Trust, as well as the Plan's interest in the Master Trust, which was certified as being accurate and complete by Fidelity Management Trust Company.

Investments at fair value (in thousands):

	December 31,	
	2005	2004
Cash and cash equivalents	$ 2,556	$ 44,267
Employer securities	28,452	31,586
Corporate stock	5,042	4,734
Mutual funds	277,847	323,306
U.S. government securities	467	23
Corporate fixed income securities	10	21
Common / Collective trusts	267,891	193,507
Total investments	582,265	597,444
Plan's interest in Master Trust	$ 530,552	$ 535,455

Investment income of the Master Trust for the years ended December 31, 2005 and 2004 was comprised of (in thousands):

	2005	2004
Net appreciation in fair value of investments:		
Mutual Funds	$ 13,263	$ 22,676
Common / Collective trusts	4,094	8,071
Employer Securities	(1,872)	(32,734)
Corporate Stock	201	8,448
Corporate and Government debt	(4)	1
	15,682	6,462
Interest on interest bearing cash	4,933	351
Other dividends and interest income	15,856	11,976
Total investments income	$ 36,471	$ 18,789
Plan's share of investment income (loss)	$ 32,593	$ 19,301

8. RELATED PARTY TRANSACTIONS

Certain plan investments in the Master Trust are shares of mutual funds and common/collective trusts managed by affiliates of the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Agere is also a party-in-interest to the Plan under the definition contained in Section 3(14) of ERISA. One of the funds that participants can invest in is the Agere Stock Fund, which invests primarily in stock of the Company. Therefore, transactions in this fund qualify as party-in-interest transactions.

9. PLAN AMENDMENTS

Effective March 28, 2005, the distribution rules under the Plan were amended to specify that if a participant separates from service for any reason other than death and the value of the participant's account is $1,000 or less, then the participant's account balance will be distributed as soon as practical after the participant's termination. The prior threshold for this distribution was $3,500.

AGERE SYTEMS INC.
MANAGEMENT 401(k) PLAN

Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

NAME OF ISSUER AND TITLE OF ISSUE	DESCRIPTION	FAIR VALUE
*Participant Loans	192 loans outstanding with interest rates ranging from 4.00% to 9.5% and with maturities through 2018	2,114,645
		$ 2,114,645

*Party-in-interest as defined by ERISA.

See accompanying independent auditors' report.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer Agere Systems Inc. Management 401(k) Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Agere Systems Inc. Management 401(k) Plan

June 26, 2006

By: ______________________

Mark S. Allen

Director,

Compensation and Benefits.

KPMG LLP
345 Park Avenue
New York, NY 10154

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Plan Administrator and the Participants of
The Agere Systems Inc. Management 401(k) Plan :

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-76438, 333-105788, 333-110068, and 333-127465), pertaining to the Agere Systems Inc. Management 401(k) Plan of Agere Systems Inc. of our report dated June 20, 2005 relating to the statement of net assets available for benefits of the Agere Systems Inc. Management 401(k) Plan as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004 which report appears in the December 31, 2005 annual report on Form 11-K of the Agere Systems Inc. Management 401(k) Plan.

KPMG LLP

New York, New York
June 26, 2006

MARGOLIS & COMPANY P.C.
Certified Public Accountants and Business Consultants

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-76438, 333-105788, 333-110068, and 333-127465) pertaining to Agere Systems Inc. Management 401(k) Plan of Agere Systems Inc. of our report dated June 26, 2006 with respect to the statement of net assets available for benefits of Agere Systems Inc. Management 401(k) Plan as of December 31, 2005, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule - Schedule H, line 4i-Schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of Agere Systems Inc. Management 401(k) Plan.

Margolis & Company P.C.
Certified Public Accountants

Bala Cynwyd, PA
June 26, 2006

401 E. City Avenue Suite 600 Bala Cynwyd, PA 19004
Tel: (01) 610-667-6250 Fax: (01) 610-668-8220

41 University Drive Suite 400 Newtown, PA 18940
Tel: (01) 215-968-5081 Fax: (01) 267-757-8742

Independent Member B K R *International*
www.marg.com